FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For the date of 28 July, 2003

Banco Espírito Santo S.A.
(Translation of registrant’s name into English)

Banco Espírito Santo S.A.
Avenida da Liberdade 195
Lisbon, Portugal
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Banco Espírito Santo S.A.

By:		/s/ Manuel de Magalhães Villas-Boas

	Name:	Manuel de Magalhães Villas-Boas
	Title:	Director

     Date: 28 July, 2003

Exhibit Index

Exhibit
99.1	Grupo Banco Espírito Santo announces agreement of sale of shares of Credibom to Banque Sofinco

99.2	Banco Espírito Santo announces issue of preference shares by BES Finance Limited

99.3	Grupo Banco Espírito Santo 1H2003 results (Unaudited)